

Axos Financial, Inc.
Investor Presentation

November 2, 2023

NYSE: AX

axos™
Banking Evolved℠

Safe Harbor



This presentation contains forward-looking statements that involve risks and uncertainties, including without limitation statements relating to Axos Financial, Inc.'s ("Axos") financial prospects and other projections of its performance and asset quality, Axos' deposit balances and capital ratios, Axos' ability to continue to grow profitably and increase its business, Axos' ability to continue to diversify its lending and deposit franchises, the anticipated timing and financial performance of other offerings, initiatives, and acquisitions, expectations of the environment in which Axos operates and projections of future performance. These forward-looking statements are made on the basis of the views and assumptions of management regarding future events and performance as of the date of this presentation. Actual results and the timing of events could differ materially from those expressed or implied in such forward-looking statements as a result of risks and uncertainties, including without limitation Axos' ability to successfully integrate acquisitions and realize the anticipated benefits of the transactions, changes in the interest rate environment, monetary policy, inflation, government regulation, general economic conditions, changes in the competitive marketplace, conditions in the real estate markets in which we operate, risks associated with credit quality, our ability to attract and retain deposits and access other sources of liquidity, and the outcome and effects of litigation and other factors beyond our control. These and other risks and uncertainties detailed in Axos' periodic reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2023, Form 10-Q for the quarter ended September 30, 2023 and its last earnings press release, could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Axos undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All written and oral forward-looking statements made in connection with this presentation, which are attributable to us or persons acting on Axos' behalf are expressly qualified in their entirety by the foregoing information.

Axos' Business Model is Differentiated From Other Banks

Customer Acquisition	Sales	Servicing	Distribution
• Digital Marketing • Affinity and Distribution Partners • Data mining/target feeding direct marketing • Cross-selling	• Automated fulfillment • Inbound call center sales • Outbound call center sales • Minimal outside sales • Significant inside sales	• Self-service • Digital journey • Direct banker (call center)	• Balance sheet • Whole loan sales options • Securitization

Core Digital Capabilities

Data Driven Insight	Integrated Customer Experience	Digital Marketing	Digitally Enabled Operations	Next-Gen Technology

Axos is a Top Performer Versus Bank Peer Group

axos™

	Axos Bank	Peer Group	Percentile
ROAA	1.63%	0.74%	91%
Return on equity	16.56%	7.48%	91%
Net interest income	4.38%	2.79%	94%
Efficiency ratio	46.19%	70.94%	8%

The 91% on ROE means that the Bank outperformed 91% of all banks. The 8% efficiency ratio ranking means that only 8% of banks have lower expenses in comparison to their revenues.

Source: Uniform Bank Performance Report (UBPR) as of 06/30/23; data retrieved 10/6/2023.
Note: Peer group is all savings banks (101) with assets greater than $1 billion for quarter ended 06/30/23.

Axos Financial's Three Divisions Provide the Foundation for Sustained Long-term Growth


Consumer Banking
Securities
Commercial Banking

Investment Thesis

- Diverse mix of asset, deposit, and fee income reduces risk and provides multiple growth opportunities in varying environments
- Differentiated retail digital strategy from "online savings banks" or fin-tech competitors
- Structural cost advantage vs. traditional banks
- Differentiated distribution strategy
- New business initiatives generate incremental growth
- Universal Digital Banking Platform and Enterprise Technology stack provide operating leverage opportunity
- Technology synergies among divisions reduce overall cost of growth strategy

Consolidated Fiscal First Quarter 2024 Highlights Compared with Fiscal First Quarter 2023

Asset Growth



$ Millions
25,000
20,000
15,000
10,000
5,000
0
18,407
13.1%
20,825
Q1 2023
Q1 2024

Deposit Growth



$ Millions
20,000
15,000
10,000
5,000
0
15,177
15.7%
17,566
Q1 2023
Q1 2024

Net Income



$ Millions
100
50
0
69.6*
58.4
18.7%
82.6
Q1 2023
Q1 2024

Diluted EPS



$ Diluted EPS
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
1.15*
0.97
20.0%
1.38
Q1 2023
Q1 2024

Return on Equity = 16.91%

Return on Assets = 1.64%

* Net income and diluted EPS for Q1 2023 exclude a $16.0 million ($11.2 million post tax) accrual as a result of an adverse legal judgement that has not been finalized.

Diluted EPS and Book Value Per Share Have Been Consistently Strong

Diluted EPS (FY)



$ per share
6.00
5.00
4.00
3.00
2.00
1.00
0.00
16.4% CAGR
2.37
2.48
2.98
3.56
3.97
5.07
2018
2019
2020
2021
2022
2023

Book Value Per Share (FY)



$ per share
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
16.4% CAGR
15.24
17.47
20.56
23.62
27.48
32.53
2018
2019
2020
2021
2022
2023

Net Interest Margin has been Stable Through a Variety of Interest Rate Cycles*



Stable Net Interest Margin
3.76%
3.83%
3.92%
4.13%
4.35%
4.36%
2.40%
0.08%
0.08%
0.26%
5.08%
5.33%
2019
2020
2021
2022
2023
Q1 2024
NIM
Effective Fed Funds rate

*NIM excludes impact of HRB; relationship with HRB terminated in December 2021.

Loan Portfolio More Sensitive to Rate Increases Today Compared to Last Fed Fund Rate Hike Starting in 2015

September 30, 2015


Variable rate
Fixed
9%
11%
Hybrid
80%

September 30, 2023


Fixed
7%
32%
Variable rate
Hybrid
61%

Interest Rate Components of Loan & Lease Portfolio

At September 30, 2023

Mix of Loan Repricing Types



Fixed
7%
Hybrid
32%
Variable
61%

Fixed/Hybrid Years to Maturity / Repricing*



$M
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
455
944
2,139
3,297
5,516
6,483
6,491
6,543
Years
1/2
1
2
3
5
10
20
>20

1/2	1	2	3	5	10	20	>20
7%	15%	33%	50%	84%	99%	99%	100%

*Excludes SF Warehouse Lending and Equipment Leasing. The years to repricing assumes no loan prepayments and reflects only contractual terms.

Of the fixed and hybrid rate loan balances in our portfolio at September 30, 2023, 50% will reprice within 3 years and 84% will reprice within 5 years

Optionality with Deposits from Axos Securities

Securities segment provides approximately $1.6 billion of deposits that can be brought on balance sheet or pushed to partner banks to generate fee income

- Provides stable, low/no-cost deposits that can be used to fund Axos Bank's loan growth
- 14 partner banks hold approximately $0.5 billion deposits off Axos Bank's balance sheet
- Significant upside to fee income if interest rates rise and/or more deposits are pushed to partner banks

Annualized Fee Income $M(1)


90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
$26.7
$58.6
$31.7
$69.6
$36.7
$80.6
Base
plus 100 bps
plus 200 bps
$0.5B Current Off-B/S
Incremental $1.1B Off-B/S

(1) Amount of fee income may be higher or lower, depending on amount of deposits from Axos Securities that is actually held on or off Axos Bank's balance sheet. Base is equal to effective federal funds rate (EFFR) of 5.33% as of October 12, 2023.

Axos Advisor Services (AAS) Cash Sorting



(in millions)
Pace of AAS Cash Sorting Decline Has Decelerated
$-
$(100)
$(200)
$(300)
$(400)
$(500)
$(600)
$(700)
$(800)
$(900)
$(1,000)
(895)
(383)
(188)
(51)
Q2 2023
Q3 2023
Q4 2023
Q1 2024

	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Ending Balance*	$1,674	$1,291	$1,103	$1,052

*Total ending AAS client deposit balances, both on- and off-balance sheet

Loan Growth by Category for First Quarter Ended September 30, 2023

$ millions

Loans	Category	Sub-category	Q1 FY24	Q4 FY23	Inc (Dec)
Loans	Single Family Mortgage & Warehouse	Jumbo Mortgage	$4,019	$3,924	$95
		SF Warehouse Lending	295	250	45
	Multifamily & Commercial Mortgage	Multifamily	2,130	2,236	(106)
		Small Balance Commercial	832	846	(14)
	Commercial Real Estate	CRE Specialty	5,488	5,346	142
		Lender Finance RE	681	854	(173)
	Commercial & Industrial Non-RE	Lender Finance Non-RE	1,833	1,696	137
		Equipment Leasing	107	116	(9)
		Asset-Based Lending	1,269	828	441
	Auto & Consumer	Auto	441	476	(35)
		Unsecured/OD	65	70	(5)
	Other		2	10	(8)
			$17,162	$16,652	$510

Expect High Single Digit to Low Teen Loan Growth over the Next Few Quarters

Prudent Loan Growth With Low LTVs

axos

Loan Growth Drivers

- Product Expansion
- Repeating Client Relationships
- Reputation for Reliable Execution

Net Loans – Last Five Quarters ($ in Millions)



$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
$15,212
$15,473
$15,836
$16,457
$16,955
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024

Average Mortgage Loan to Value

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Multifamily	53%	53%	54%	54%	54%
Single family	57%	57%	57%	56%	57%

CRE Specialty* Detail as of September 30, 2023

axos

Loan Type	Balance (mm)	Weighted Avg. LTV	Non-Performing Loans (mm)
Multifamily	$1,804	43%	$11
SFR	1,109	37	15
Hotel	1,061	41	0
Industrial	496	39	0
Office	456	38	0
Retail	226	43	0
Other	336	41	0
Total	**$5,488**	**41%**	**$26**


81%
16%
2%
1%
LTV Distribution
<=50%
> 50% to 60%
>60% to 65%
> 65%

*Includes CRE Specialty loan portfolio only; see Form 10-Q for the quarterly period ended September 30, 2023 for additional details of other loan categories

CRE Specialty* Detail as of September 30, 2023

77% of total CRE Specialty balance at September 30, 2023 is indirect note structures where Axos has first payment priority; these loans carry a weighted-average LTV of 40%.

Loan Type	Balance (mm)	Weighted Avg. LTV
Construction	$2,355	38%
Bridge	2,146	44%
Pre-development	681	40%
Stabilized	306	49%
Total	**$5,488**	**41%**

*Includes CRE Specialty loan portfolio only; see Form 10-Q for the quarterly period ended September 30, 2023 for additional details of other loan categories

Diversified Deposit Gathering

Approximately 90% of deposits are FDIC-insured or collateralized

- Serves approximately 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- Software allows servicing of SEC receivers and non-chapter 7 cases

- Full service digital banking, wealth management, and securities trading

- 1031 exchange firms
- Title and escrow companies
- HOA and property management
- Business management and entertainment


Diversified Deposit Gathering Business Lines
Fiduciary Services $1.1 B
Consumer Direct $10.1 B
Distribution Partners $0.6 B
Small Business Banking $0.3 B
Commercial / Treasury Management $3.4 B
Axos Securities[1] $1.0 B
Specialty Deposits[2] $1.1 B

- White-label banking

- Broker-dealer client cash
- Broker-dealer reserve accounts

- Business banking with simple suite of cash management services

- Full service treasury/cash management
- Team enhancements and geographic expansion
- Bank and securities cross-sell

*Deposit balances as of 9/30/23

[1]Excludes approximately $550 million of off-balance sheet deposits

[2]Excludes approximately $750 million of client deposits held at other banks

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

June 30, 2013

Total Deposits = $2.1 billion



Checking and other demand deposits
19%
Time deposits
50%
31%
Savings

September 30, 2023

Total Deposits = $17.6 billion



Time deposits
6%
Checking and other demand deposits
35%
Savings
59%

Checking Growth (6/2013 – 9/2023) = 1450%

Savings Growth (6/2013 – 9/2023) = 1515%

Customer Base and Deposit Volume is Well Distributed Throughout the United States


WA
OR
CA
NV
ID
MT
WY
UT
CO
AZ
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
MD
DE
NJ
NY
CT
RI
MA
VT
NH
ME
Mexico
Number of Accounts
1
1,000
2,000
3,000
3,744
Average Balance
$0
$250,000
© 2023 Mapbox © OpenStreetMap

Axos Deposits Have National Reach With Customers in Every State

Non-Interest Income Growth and Diversification

Year Ended
June 30, 2019

Total Non-Interest Income =
$82.9 million



Prepayment Penalty
7%
Gain on Sale
8%
6%
Mortgage Banking and Servicing Rights
14%
Broker-Dealer
Banking and Service Fees
65%

Three Months Ended
September 30, 2023

Total Non-Interest Income =
$138.0 million *



Mortgage Banking and Servicing Rights
11%
Prepayment Penalty
5%
Banking and Service Fees
24%
36%
Broker-Dealer
24%
Advisory Fee**

Securities Segment Fee Income ** (6/2019 –9/2023) =605%

* Represents annualized September 30, 2023 quarterly data
** Note: Includes advisory fee income from AAS business, which was acquired August 2, 2021.

Axos Securities Overview

axos

Monetizing synergies by integrating Banking products and services to Securities customers, RIAs, and IBDs

Axos Securities

Axos Clearing Securities Clearing & Custody	**64 IBDs 236 RIAs ~320,000 Clients**
Axos Invest Digital Wealth & Personal Financial Management	**~29,000 Clients**
Axos Trading Self-Directed Trading	**Launched Fiscal Q1 2022**

Access to ~349,000 Clients

Consumer Banking
- Consumer Deposit Accounts
- ODL/Margin Accounts
- Jumbo Single Family Mortgage Loans

Commercial Banking
- Securities-Backed Lines of Credit
- Cash Management
- Commercial Property Refinancing

Digital Solutions
- Universal Digital Platform
- Account Opening Platform

Integrated Securities and Banking

Leveraging Bank's existing digital platforms allows for unique integrated and flexible Banking and Securities product features


Onboard Clients Faster
"Single-Pane"
Rich Banking and Securities Features
Unified Service Model
End Clients
Universal Enrollment Platform
Universal Digital Bank Platform
Banking
Securities
Salesforce Service Cloud + Five9
Consumer Banking
Self-Directed Trading
BD/RIA (Investors)

Axos Clearing and Custody Highlights

- Leadership team with more than 100 years combined industry experience.
- Proprietary front- and back-end technologies for advisors and broker-dealers.
- Nation's 8th largest Clearing Services firm by number of broker-dealer clients[1].
- More than $30 billion in Clearing Services client assets under custody and/or administration.
- Axos Financial, Inc. acquired E*TRADE Advisor Services in August 2021.

For the 3 months ended 9/30/2023



Net Interest Income
Securities Lending
3%
2%
Margin Lending
10%
21%
Custody
Clearing Fees & Execution
15%
49%
Cash Sorting

Custody	$	8,219,291
Clearing Fees & Execution		5,898,748
Cash Sorting		19,031,533
Margin Lending		3,903,388
Securities Lending		609,368
Net Interest Income		1,122,064
Net Revenues	$	38,784,394

For the 3 months ended 6/30/2019



Securities Lending
8%
Margin Lending
26%
47%
Clearing Fees & Execution
19%
Cash Sorting

Custody	$	-
Clearing Fees & Execution		5,442,487
Cash Sorting		2,198,140
Margin Lending		3,040,793
Securities Lending		880,751
Net Interest Income (Expense)		(30,406)
Net Revenues	$	11,531,765

[1] InvestmentNews Top clearing and custody firms for financial advisers October 2021.

Secular Industry Trends Provide Opportunities for Axos

axos™

Fee Compression for Active and Passive Investment Managers

- RIAs need to reduce costs and streamline back-office ops
- Automation frees up time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

- Axos to provide bundled securities clearing, custody and banking services
- Target small & medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population Is Driving Consolidation and Succession Planning

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nation-wide footprint and industry focus are competitive advantages

Digitization of Wealth Management

- Axos will offer direct-to-consumer and private label robo-advisory solutions to individuals and independent RIAs

Axos Advisor Services (AAS) At A Glance

Liberty Provides a Comprehensive Turnkey Platform


Unified Managed Accounts
Easy Rebalancing
Automatic Reconciliation
Customer Relationship Management
Proposal Generation
Simplified Account Opening
eSignature
Tax Management Tools
Fee Billing
Performance Reporting

Serving 195 RIAs[1,3]
($1M+ AUC)

~$33.9B Assets Under Custody[2]

TAMPs	Traditional RIAs	Small RIAs
61% of Total AUC[3]	***36% of Total AUC[3]***	***3% of Total AUC[3]***
Turnkey Asset Management Platform, relies on Reps to gather assets and maintain relationship with investor	Gathers and manages assets, works directly with investor	Advisors with <$25M in AUC

Note: Data as of 09/30/2023
1. 227 total advisors on Liberty platform; advisors with <$1M AUC comprise <$13M in total assets; there are 9 non-AAS RIAs not on Liberty at Axos Clearing
2. Includes $195M 401K AUC
3. Excludes $195M 401K AUC

Axos Clearing Long-Term Revenue and Expense Synergies

Revenue Synergies

Axos Securities:

- Margin Loans
- Securities Lending
- Fixed Income Trading
- Order Flow
- White-label Robo Advisor

Axos Consumer Banking:

- White-label Banking
- Auto Lending
- Mortgage Lending
- Unsecured Lending

Axos Business Banking:

- Small Business Banking
- RIA Lending


Axos Custody
Axos Clearing
Axos Invest

Cost Synergies

Axos Securities:

- Self-Clearing
- Regulatory/Compliance
- Client Acquisition Costs
- Customer Service
- IT Infrastructure/Dev

Axos Consumer Banking:

- Deposit Servicing Costs
- Client Acquisition Costs

Axos Business Banking:

- Client Acquisition Costs

Key Goals of Universal Digital Bank

axos™

Personalization	› Increase chances of offering right product at the right time and place › Personalization is the right antidote for too much choice, too much content, and not enough time
Self-Service	› Eventual artificial intelligence tools assist sale of banking products such as deposits, loans, and mortgages › Products optimized by channel, recipient and journey › Self service saves time and cost (e.g., activate and de-activate debit-card in platform, send wires via self-service)
Facilitate Partnerships	› Easy integration of third-party features (e.g., biometrics) › Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party › Enable creative customer acquisition partners
Customizable Experience	› Provide holistic and interactive and intuitive design experience › Integrate online experience with other channels
Cross-Sell	› Artificial intelligence and big data credit models enable quick credit decisions › Customized product recommendations based upon analytical determination of need

Evolving Capabilities of the UDB Platform

axos™

UDB offers a growing set of products, capabilities and supported user segments

UDB 1.0 → UDB 2.0 → White Label UDB

Products + Features

- Banking: Axos deposit products
- Borrowing: Axos loan products
- Investing: Managed Portfolios, Self Directed Trading
- Planning: Account Aggregation, PFM, Credit Monitoring

Segments

- Co-branded Wealth Management
- Small Business Banking

Enablers

- Personalized Offers + Content
- SSO to Enrollment Portals
- Universal Enrollment: Single, digital point of sale

The Digital Experience Roadmap

We continue to **evolve our digital experience** and **provide modern solutions** so financial services providers can have the speed, scalability, and flexibility they need to **deliver better client experiences**


White Label Universal Digital Bank
24/7 Payment Facilitation
White Label Enrollment
Roadmap for the Future
Credit Card
White Label Digital Advisor
Securities-Based Line of Credit

Holistic Credit Risk Management

axos™

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans
Example of Credit Tools	• Board of Directors • Annual Strategic Plan • Corporate Governance • Policies & Approval Authorities	ncino CoStar Group RIMS exactbid	iRisk LERETA	REIS Microsoft SQL Server	iRisk LERETA

Note: Credit Tools list is a sampling and is not purported to be comprehensive.

Annualized Charge-offs (Recoveries) to Average Loans Outstanding

Strong Credit Performance Exhibited through Low Charge-off Ratios



%
0.25
0.20
0.15
0.10
0.05
0.00
0.19
0.06
0.23
0.08
0.12
0.07
0.02
0.04
FY19
FY20
FY21
FY22
FY23
With HRB
Without HRB

Note I: Company uses a June 30 fiscal year-end.
Note II: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial services products. The partnership was terminated December 8, 2020.

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

($ in millions)



190
180
170
160
150
140
130
10.5
166.7
2.4
0.8
1.2
5.8
11.7
170.9
June 30, 2023
ACL + UCL
Gross
Charge-offs
Gross
Recoveries
Provisions for
credit losses
September 30,
2023
ACL + UCL
ACL
UCL

Allowance for Credit Losses (ACL) by Loan Category as of September 30, 2023

$ millions

Loans	Loan Balance	ACL $	ACL %
Single Family Mortgage & Warehouse	$4,314	$17	0.4%
Multifamily & Commercial Mortgage	2,962	16	0.5%
Commercial Real Estate	6,169	71	1.2%
Commercial & Industrial Non-RE	3,209	55	1.7%
Auto & Consumer	506	12	2.4%
Other	2	-	-%
	$17,162	$171	1.0%

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
Andy Micheletti, EVP of Finance

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com